FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 9, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release and Material Change Report dated July 9, 2004 attached.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: July 9, 2004

Exhibit 1.

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

July 9, 2004.

3.

News Release

News release was issued on July 9, 2004 and disseminated via Canada News Wire pursuant to section 7.1 of National Instrument 51–102.

4.          Summary of Material Change

Las Vegas introduces www.Zerorake.com , the Internet’s first “Rake-Free” card room in the booming on-line poker world.

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH”) through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc., is pleased to announce the launching of www.zerorake.com

The Zero rake card room is the internet’s first “rake-free” card room and is targeted to poker players who play even a few hours a month.  The new card room allows the Company to hold a strategic and competitive edge in the online poker market which is enjoying explosive growth on the world-wide web.

5.

Full Description of Material Change

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH”) through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc., is pleased to announce the launching of www.zerorake.com

The Zero rake card room is the internet’s first “rake-free” card room and is targeted to poker players who play even a few hours a month.  The new card room allows the Company to hold a strategic and competitive edge in the online poker market which is enjoying explosive growth on the world-wide web.

Instead of charging the industry standard of a “rake” or commission on every winning hand, players are only charged a fixed membership fee.  The financial benefits to regular players can be substantial.

Even though it is in the economic interest of the players to join as a member, non-members are welcome to try out the site as well with the only difference being that they pay a rake on winning hands.

Through the Company’s revolutionary “rake-o-meter” that is installed in the software, all players can see how important the rake factors in their overall bankroll.  Members see how much they save by not paying a rake while non-members can view how much they are actually paying in rake, thus making their decision easier to convert to a membership as the economic advantages can be clearly measured.

President and C.E.O., Mr. Jake Kalpakian states, “The savings the players will enjoy are incredible when compared to what an active player pays in rake per month, especially the higher limit players.”  Mr. Kalpakian adds, “This is just the first step in the Company’s plans to build and introduce other innovative products in the broad internet gaming sector.  In the past, we focused on launching recognized, but unique games to the internet.  Now we will also launch other products similar to Zerorake which should significantly change the landscape in respect to the games involved.  This initiative will run parallel to the Company developing and licensing its conventional core of established games.”

LVFH is a gaming software developer and operator that licenses its software to 3rd parties.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jake Kalpakian”
_____________________________
Jake Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.  Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company’s filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President, of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 9th day of July, 2004.